Exhibit 21

Name	Jurisdiction
Saratoga Investment Funding II LLC	Delaware
Saratoga Investment Funding III LLC	Delaware
Saratoga Investment Corp. SBIC II LP	Delaware
Saratoga Investment Corp. SBIC III LP	Delaware
Saratoga Investment Corp. GP, LLC	Delaware